PRESS RELEASE                                  Source: SurfNet Media Group, Inc.

HEALTH NUTRITION GURU DR. GARY NULL BRINGS THE AWARD WINNING 'THE GARY NULL SHOW' TO THE INTERNET ON THE VOICEAMERICA NETWORK
Thursday December 30, 6:00 am ET

PHOENIX, Dec. 30 /PRNewswire-FirstCall/ -- SurfNet Media Group (OTC Bulletin
Board: SFNM - News) announced today the debut of "The Gary Null Show" broadcasting live five days a week beginning Monday, January 3, 2005 at Noon Eastern (9 a.m. Pacific) on the VoiceAmerica Network (http://www.voice.voiceamerica.com/) and rebroadcast on VoiceAmerica Health and Wellness (http://www.health.voiceamerica.com/). Hosted by Gary Null, a leading natural health spokesperson, nutritional expert, prolific author and veteran talk show host, "The Gary Null Show" is the longest-running, continuously aired health program in America and a winner of eight Silver Microphone Awards. "Taking my radio talk show to the Internet enables us to reach an international audience with our message to explore the nature and politics of medicine, health, nutrition and the environment," stated Dr. Null.

A singular blend of nutrition, alternative medicine, natural healing, self-empowerment and investigative news features, the show offers practical tips, intriguing guests and call-in segments that keep listeners tuning in daily. With Voice America's On Demand service, listeners have the option to hear the show live or access past shows at their convenience. To access the show, log onto http://www.voice.voiceamerica.com/ Listeners with questions, comments or opinions are encouraged to call in live, toll-free at 888-335-5204. "The Gary Null Show" will continue to broadcast on WWRL, 1660 AM on Mondays, Wednesdays and Fridays from 1 p.m. to 2 p.m. EST.

About Gary Null

Gary Null, Ph.D., is a broadcast veteran of over 27 years, a New York Times best-selling author of over 70 books and an award-winning documentary filmmaker. He appears regularly on public television, and has been featured in numerous publications, including Time, The Daily News and Fitness. To learn more about Dr. Null visit http://www.garynull.com/.

About SurfNet Media Group

SurfNet Media Group (http://www.surfnetmedia.com/) is an Internet digital entertainment media publisher producing and broadcasting live and on-demand talk radio content streamed globally 24/7. SurfNet produces and broadcasts over 100 talk programs weekly on its channels, VoiceAmerica (http://www.voice.voiceamerica.com/), VoiceAmerica Business
(http://www.business.voiceamerica.com/), and VoiceAmerica Health & Wellness (http://www.health.voiceamerica.com/). SurfNet enables sponsors to deliver cost-effective advertising content to targeted audiences.